Mail Stop 4561

June 2, 2010

Michael W. Brennan
Chief Executive Officer
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92673

   Re: **Micro Imaging Technology, Inc.**
     Registration Statement on Form S-1
     Filed May 7, 2010
     File No. 333-166629

     Form 10-K for Fiscal Year Ended October 31, 2009
     Filed February 16, 2010
     File No. 000-16416

Dear Mr. Brennan:

   We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Cautionary Statement Regarding Forward Looking Statements, page 6

1. We note your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the statement that your

filing contains or incorporates by reference forward-looking statements within the meaning of these statutes. As a penny stock issuer, you are not eligible to rely on the safe harbor for forward-looking statements. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act. Revise to delete all references to these statutory provisions.

Investment Agreement, page 10

2. We note that you have not filed a Form 8-K with respect to your entry into the Investment Agreement with Dutchess Opportunity Fund, II, LP on May 4, 2010. Please explain how you concluded that this agreement did not qualify as a material definitive agreement under Item 1.01 of Form 8-K.

3. The Investment Agreement provides in Section 2(G) that a closing may occur as many as seven trading days following the day after delivery of the put notice. This does not assure a prompt closing. The time period between delivery of the put notice and the closing should be limited to five business days.

4. You state on the cover page of your prospectus that you issued no shares to Dutchess in consideration for the investment, but disclosure on page 10 indicates that you issued 750,000 shares to Dutchess. The disclosure in the selling security holder table indicates that Dutchess holds no shares prior to the offering. Reconcile these apparently conflicting disclosures.

Selling Stockholder, page 17

5. Tell us why the selling security holder table does not take into account any shares subject to the put in presenting the amount of shares owned by Dutchess before and after the offering.

6. In footnote 3, you appear to be stating that 11,000,000 is equal to one-third of 57,338,637. Please advise.

Executive Compensation, page 31

7. Please present your compensation tables in the format set forth in Items 402(n), (p) and (r), and in a manner consistent with the footnotes thereto.

Signatures, page 81

8. Please ensure that your signatures conform to the requirements of Form S-1. In this regard, we note that you have not identified your principal accounting officer or controller. Refer to the Instructions for Signatures of Form S-1.

Exhibit 5

9.   Counsel opines that the common stock offered by the selling shareholders will be
      legally issued, fully paid, and non-assessable upon declaration of the effectiveness
      of the registration statement. Please advise whether the shares are to be issued
      upon effectiveness of the registration statement. If a put notice has already been
      delivered, please disclose this in detail in the registration statement.
      Alternatively, submit a revised legal opinion that states that the shares will be,
      when issued and paid for in the manner described in the Registration Statement,
      legally issued, fully paid and non-assessable.

Exhibit 23.2

10.   We note that your accountant's consent was not dated. Please ensure that you file
      a currently dated accountant's consent as an exhibit to your amended registration
      statement.

Form 10-K for Fiscal Year Ended October 31, 2009

Sarbanes-Oxley Act- Section 404 compliance, page 13

11.   Your statement that you make no representation that your systems of internal
      control comply with Section 404 of the Sarbanes-Oxley Act appears to be an
      inappropriate disclaimer, as we note your statement that management concluded
      that your internal control over financial reporting was effective for the fiscal year
      ended October 31, 2009. Please reconcile these seemingly conflicting statements
      and revise accordingly.

12.   You have not included the statement required by Item 308T(a)(4) of
      Regulation S-K. Please revise.

Signatures, page 23

13.   Your Form 10-K must be signed by your controller or principal accounting
      officer, in addition to your principal executive officer and principal financial
      officer. See General Instruction D(2)(a) to Form 10-K. Please revise to include
      the signature of your controller or principal accounting officer.

Exhibits 31.1 and 31.2

14.   The language of the certifications required by Rule 13a-14(a) may not be altered
      in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K.
      In this regard, we note that you have included the titles of your certifying officers

in the introductory paragraph of your certifications and have omitted
paragraph 4(b) and certain introductory language relating thereto. Please refile
revised certifications that conform exactly to Item 601(b)(31)(i) of
Regulation S-K. You may omit paragraph 3 of the certification and your financial
statements from your amendment.

* * * * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Staff Attorney

cc: Via facsimile: (310) 312-6680
        Christopher H. Dieterich, Esq.
        Dieterich & Mazarei, LP